
07006721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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SECURITIES AND EXCHANGE COMMISSION RECEIVED
MAR 0 7 2007
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27158 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pennmont Securities

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Penn Mont Securities
(No. and Street)

83 E. Lancaster Avenue, Paoli, PA 19301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph D. Carapico (215) 446-7782
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan, Bleakley & Company, LLP
(Name – *if individual, state last, first, middle name*)

116 W. Baltimore Avenue (Address) Media (City) PA (State) 19063 (Zip Code)

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FILE COPY

# OATH OR AFFIRMATION

I, Joseph D. Carapico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penn Mont Securities, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHANTAY CRUZ, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 3, 2009

Notary Public

Joseph D. Carapico
Signature

General Partner
Title

Sworn to and subscribed before me this 28 day of February 2007



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sullivan, Bleakley & Company, LLP [70]

ADDRESS

| 116 W. Baltimore Avenue [71] | Media [72] | PA [73] | 19063 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

**FORM X-17A-5**

SEC 1696 (7-78) 3/78

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

| | |
|---|---|
| NAME OF BROKER-DEALER: Penn Mont Securities [13] | SEC FILE NO. 8-27158 [14] |
| | FIRM ID. NO. 23-2189842 [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 83 E. Lancaster Avenue [20] (No. and Street) | FOR PERIOD BEGINNING (MM/DD/YY) 01-01-06 [24] |
| Paoli [21] (City) PA [22] (State) 19301 [23] (Zip Code) | AND ENDING (MM/DD/YY) 12-31-06 [25] |

| | |
|---|---|
| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Joseph D. Carapico [30] | (Area Code)—Telephone No. (215) 446-7782 [31] |
| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHANTAY CRUZ, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 3, 2009

Dated the 28th day of FEB 19 2007

Manual signatures of:

1) ______________________ Principal Executive Officer or Managing Partner

2) ______________________ Principal Financial Officer or Partner

3) ______________________ Principal Operations Officer or Partner

Sworn to and subscribed before me this 28th day of February 20 07

**ATTENTION**—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SULLIVAN, BLEAKLEY & COMPANY, LLP
*Certified Public Accountants*

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA

MEMBERS
PENNA. INSTITUTE OF CPAS
AMERICAN INSTITUTE OF CPAS

116 W. BALTIMORE AVENUE
MEDIA, PA 19063
(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 5, 2007

To the Partners of
Penn Mont Securities
Paoli, Pennsylvania

We have audited the accompanying Statement of Financial Condition of Penn Mont Securities as of December 31, 2006 and the related Statements of Income and Expense, Ownership Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Penn Mont Securities as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

*Sullivan, Bleakley & Company, LLP*

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER: Penn Mont Securities | N 3 | [100]

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY): 12-31-06 [99]
SEC FILE NO.: 8-27158 [98]
Consolidated [198]
Unconsolidated [199]

### ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 35,198 | 200 | | | $ 35,198 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 2,888,135 | 295 | | | | |
| B. Other | 6,809 | 300 | $ 11,382 | 550 | 2,906,326 | 810 |
| 3. Receivables from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | 50,698 | 420 | | | | |
| D. Other securities | 6,787,941 | 424 | | | | |
| E. Spot commodities | | 430 | | | 6,838,639 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ [150] | | | | | | |
| B. Other securities $ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| market value of collateral: | | | | | | |
| A. Exempted securities $ [170] | | | | | | |
| B. Other securities $ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ [190] | | | | | | |
| B. Owned, at cost | | | 6,000 | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | 6,000 | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| 11. Other assets | | 535 | | 735 | | 930 |
| 12. TOTAL ASSETS | $ 9,768,781 | 540 | $ 17,382 | 740 | $ 9,786,163 | 940 |

OMIT PENNIES

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Penn Mont Securities as of 12-31-06

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | | 1155 | | 1355 | | 1610 |
| 16. Securities sold not yet purchased, at market value | | | 3,581,977 | 1360 | 3,581,977 | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 18,000 | 1205 | | 1385 | 18,000 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 | | 1390 | | 1700 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders $ [970] | | | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [980] | | | | | | |
| B. Securities borrowings, at market value: from outsiders $ [990] | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements: | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of .... $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 18,000 | 1230 | $ 3,581,977 | 1450 | $ 3,599,977 | 1760 |

### Ownership Equity

| | | | Total | |
|---|---|---|---|---|
| 21. Sole proprietorship | | | $ | 1770 |
| 22. Partnership (limited partners | $ | 1020 | 6,186,186 | 1780 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common stock | | | | 1792 |
| C. Additional paid-in capital | | | | 1793 |
| D. Retained earnings | | | | 1794 |
| E. Total | | | | 1795 |
| F. Less capital stock in treasury | | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | | $ 6,186,186 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 9,786,163 | 1810 |

OMIT PENNIES

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** Penn Mont Securities **as of** 12-31-06

### COMPUTATION OF NET CAPITAL

| Item | Description | Amount | Code | Amount | Code |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 6,186,186 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 6,186,186 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 6,186,186 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 17,382 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 17,382 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 6,168,804 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities Money Market Accts. | 111,587 | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities PAX Positions | 671,604 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 783,191 ) | 3740 |
| 10. | Net Capital | | | $ 5,385,613 | 3750 |

OMIT PENNIES

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Penn Mont Securities as of 12-31-06

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 1,200 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 100,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 100,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 5,285,613 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 5,383,813 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 18,000 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 19. | Total aggregate indebtedness | | | $ 18,000 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ N | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ / | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ A | 3910 |
| 26. | Net capital in excess of the greater of: | | |
| | A. 6% of combined aggregate debit items or $120,000 | $ | 3920 |
| | B. 7% of combined aggregate debit items or $120,000 | $ | 3930 |

OMIT PENNIES

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/78

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** Penn Mont Securities

For the period (MMDDYY) from 1-1-06 [3932] to 12-31-06 [3933]

Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

**REVENUE**

| Item | Amount | Code |
|---|---|---|
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 3935 |
| b. Commissions on listed option transactions | | 3938 |
| c. All other securities commissions | | 3939 |
| d. Total securities commissions | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | (104,768) | 3950 |
| 3. Gains or losses on firm securities investment accounts | (104,768) | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 45,517 | 3955 |
| 5. Revenue from sale of investment company shares | | 3970 |
| 6. Commodities revenue | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 3975 |
| 8. Other revenue | 671,699 | 3995 |
| 9. Total revenue | $ 612,448 | 4030 |

**EXPENSES**

| Item | | Amount | Code |
|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | $ | 4120 |
| 11. Other employee compensation and benefits | | | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | 340,320 | 4075 |
| a. Includes interest on accounts subject to subordination agreements | [4070] | | |
| 14. Regulatory fees and expenses | | | 4195 |
| 15. Other expenses | | 152,395 | 4100 |
| 16. Total expenses | | $ 492,715 | 4200 |

**NET INCOME**

| Item | | Amount | Code |
|---|---|---|---|
| 17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ 119,733 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | [4238] | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ 119,733 | 4230 |

**MONTHLY INCOME**

| Item | Amount | Code |
|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ (16,961) | 4211 |

3/78

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Penn Mont Securities

For the period (MMDDYY) from 1-1-06 to 12-31-06

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 5,778,017 | 4240 |
| A. Net income (loss) | | | 119,733 | 4250 |
| B. Additions (Includes non-conforming capital of | $ | 4262 ) | 995,584 | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | 707,148 | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 6,186,186 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ - | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ - | 4330 |

OMIT PENNIES

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** Penn Mont Securities **as of** 12-31-06

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .......... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .......... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .......... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |

TOTAL $ – [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

**PENN MONT SECURITIES**
**INCOME AND EXPENSE RECONCILIATION**
**WITH COMPANY'S COMPUTATION**
**DECEMBER 31, 2006**

| | |
|---|---|
| **Net Income as Reported on Company's Unaudited Part II - FOCUS Report** | 119,733 |
| **Net Income Per Audited Report** | 119,733 |

PENN MONT SECURITIES
NET CAPITAL RECONCILIATIONS
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2006

| | |
|---|---|
| **Net Capital as Reported on Company's Unaudited Part II - FOCUS Report** | 5,385,613 |
| **Net Capital Per Audited Report** | 5,385,613 |

## PENN MONT SECURITIES
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **Operating Activities:** | | |
| Net Income | 119,733 | |
| Increase in Receivables | (2,290,879) | |
| Decrease in Market Value of Securities Owned | 1,908,465 | |
| Decrease in Accounts Payable | (1,000) | |
| **Net Cash Used in Operating Activities** | | (263,681) |
| **Financing Activities:** | | |
| Partners' Contributions | 995,584 | |
| Partners' Withdrawals | (707,148) | |
| **Net Cash Provided by Financing Activities** | | 288,436 |
| **Increase in Cash and Cash Equivalents** | | 24,755 |
| **Cash and Cash Equivalents at Beginning of Year** | | 10,443 |
| **Cash and Cash Equivalents at End of Year** | | 35,198 |

# NOTES TO FINANCIAL STATEMENTS
# PENN MONT SECURITIES
# DECEMBER 31, 2006

## ACCOUNTING METHOD:

The accrual method of accounting is used with exception of management fee income which is consistently accounted for on a cash basis. For cash flow purposes, only the checking account balances are considered as cash and cash equivalents.

## INVESTMENTS:

Investments are stated at market value, with unrealized gain or loss recognized in income.

## INCOME TAXES:

The Company is a partnership. Therefore, all federal and Pennsylvania income taxes and applicable credits flow through to the partners.

## SAFEGUARDING PROCEDURES:

The Company does not carry customer accounts or handle securities and, therefore, there were no safeguarding procedures to review.

## MATERIAL INADEQUACIES:

No material inadequacies were found to exist at December 31, 2006, nor to have existed during the year ended December 31, 2006.

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 1993 |
| Estimated average burden hours per response | .... 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FOCUS REPORT
## FORM X-17A-5
## SCHEDULE I

*(To be filed annually as of the end of calendar year)*

## Contents


**Schedule I** **INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURSUANT TO RULE 17a-5**


* * * * *

Penn Mont Securities

Name of Respondent

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 1993 |
| Estimated average burden hours per response | .... 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

## Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2006 [8004]
or if less than 12 months

Report for the period beginning __/__/__ (MM DD YY) [8005] and ending __/__/__ (MM DD YY) [8006]

SEC FILE NUMBER: 8- 27158 [8011]

1. NAME OF BROKER DEALER
   Penn Mont Securities [8020]
   N 9
   OFFICIAL USE ONLY
   Firm No. M M Y Y [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

| NAME: | | OFFICIAL USE ONLY | |
|---|---|---|---|
| None | 8053 | | 8057 |
| | 8054 | | 8058 |
| | 8055 | | 8059 |
| | 8056 | | 8060 |

3. Respondent conducts a securities business exclusively with registered broker-dealers:
   (enter applicable code: 1 = Yes 2 = No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
   (enter applicable code: 1 = Yes 2 = No) 1 [8074]

5. Respondent makes markets in the following securities:
   (a) equity securities.................................(enter applicable code: 1 = Yes 2 = No) 1 [8075]
   (b) municipals.......................................(enter applicable code: 1 = Yes 2 = No) 2 [8076]
   (c) other debt instruments...........................(enter applicable code: 1 = Yes 2 = No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
   (enter applicable code: 1 = Yes 2 = No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
   (enter applicable code: 1 = Yes 2 = No) 2 [8079]

8. Respondent carries its own public customer accounts:
   (enter applicable code: 1 = Yes 2 = No) 2 [8084]

9. Respondent's total number of public customer accounts:
   (carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts ......................................... 0 [8080]
   (b) Omnibus accounts.................................................. 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts:

# FOCUS REPORT
## Schedule I
## page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

|  |  |  |
|---|---|---|
| (a) Direct Mail (New York Stock Exchange Members Only) | | 8086 |
| (b) Self-Clearing | | 8087 |
| (c) Omnibus | | 8088 |
| (d) Introducing | | 8089 |
| (e) Other | | 8090 |

If Other please describe:

|  |  |  |
|---|---|---|
| (f) Not applicable | 1 | 8091 |

12.(a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) | / | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

|  |  |  |
|---|---|---|
| (1) American | | 8120 |
| (2) Boston | | 8121 |
| (3) CBOE | | 8122 |
| (4) Midwest | | 8123 |
| (5) New York | | 8124 |
| (6) Philadelphia | 1 | 8125 |
| (7) Pacific Coast | | 8126 |
| (8) Other | | 8129 |

13. Employees:

| Item | Entry | Code |
|---|---|---|
| (a) Number of full-time employees | 0 | 8101 |
| (b) Number of full-time registered representatives employed by respondent included in 13(a) | 0 | 8102 |

| Item | Entry | Code |
|---|---|---|
| 14. Number of NASDAQ stocks respondent makes market | 0 | 8103 |
| 15. Total number of underwriting syndicates respondent was a member | 0 | 8104 |

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

| Item | Entry | Code |
|---|---|---|
| Actual | 0 | 8105 |
| Estimate | 0 | 8106 |
| (a) equity securities transactions effected on a national securities exchange | 0 | 8107 |
| (b) equity securities transactions effected other than on a national securities exchange | 0 | 8108 |
| (c) commodity, bond, option, and other transactions effected on or off a national securities exchange | 0 | 8109 |

# FOCUS REPORT
## Schedule I
## page 3

| Item | Code / Value | Line |
|---|---|---|
| 17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No) | 1 | 8111 |
| 18. Number of branch offices operated by respondent | 0 | 8112 |
| 19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1=Yes 2=No) | 2 | 8130 |
| (b) Name of parent or affiliate | | 8131 |
| (c) Type of institution | | 8132 |
| 20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No) | 2 | 8113 |
| 21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No) | 2 | 8114 |
| (b) Name of parent | | 8116 |
| 22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No) | 2 | 8115 |
| 23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)* | 2 | 8117 |
| 24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period | $ 0 | 8118 |

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

END